

02005000

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29755

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

DELAWARE DISTRIBUTORS, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2005 MARKET STREET
(No. and Street)

PHILADELPHIA	PA	19103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRYAN J. CASSADAY (215) 255-1063
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG, LLP
(Name — *if individual, state last, first, middle name*)

2001 MARKET STREET	PHILADELPHIA	PA	19103
(Address)	(City)	(State)	

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, JOSEPH H. HASTINGS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DELAWARE DISTRIBUTORS, L.P., as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Sworn to and subscribed before me this 25 day of February, 2002

Vera C. Parker

Notary Public

NOTARIAL SEAL
VERA C. PARKER, Notary Public
City of Philadelphia, Phila. County
My Commission Expires Sept. 1, 2003

Signature

SENIOR VICE PRESIDENT/TREASURER/CONTROLLE

Title

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

James P. O'Neill
Compliance Officer

One Commerce Square
Philadelphia, PA 19103
215.255.8743
Fax: 215.255.2194
E-mail: JPO'neill@delinvest.com

Delaware Distributors, L.P.


RECEIVED
MAR 0 1 2002
335

DELAWARE INVESTMENTS

VIA UPS

February 28, 2002

U.S. Securities & Exchange Commission
Philadelphia District Office
The Curtis Center, Suite 1120 E
601 Walnut Street
Philadelphia, PA 19106-3322

Dear Sir/Madam:

Enclosed please find for filing, one copy that has been manually signed, of Form X17A-5 on behalf of Delaware Distributors, L.P.

If you have any questions about this filing, please call Rick Salus at 215-255-1010.

Please acknowledge receipt of this filing by stamping the enclosed copy of this letter and returning it to me in the enclosed postage paid envelope.

Sincerely,

James P. O'Neill
Compliance Officer

Delaware Distributors, L.P.

Financial Statements and Supplementary Information

Years ended December 31, 2001 and 2000 with Report of Independent Auditors

0201-0258997-PH

Delaware Distributors, L.P.

Financial Statements
and Supplementary Information

Years ended December 31, 2001 and 2000

Contents



Ernst & Young LLP
Two Commerce Square
Suite 4000
2001 Market Street
Philadelphia
Pennsylvania 19103-7096

Phone: (215) 448-5000
Fax: (215) 448-4069
www.ey.com

Report of Independent Auditors

To the Partners of
Delaware Distributors, L.P.

We have audited the accompanying statements of financial condition of Delaware Distributors, L.P. (the Partnership) as of December 31, 2001 and 2000, and the related statements of operations, changes in partners' capital, and cash flows for the years then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Delaware Distributors, L.P. at December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

January 22, 2002

Delaware Distributors, L.P.

Statements of Financial Condition

	December 31, 2001	December 31, 2000
	(In thousands)	
Assets		
Cash and cash equivalents	**$ 13,680**	$ 19,429
Deferred dealer commissions, less accumulated amortization of $53,782 and $37,308, respectively	**70,639**	83,395
Due from affiliated mutual funds	**653**	889
Due from affiliates	**221**	530
Prepaid expenses and other assets	**1,838**	3,089
Total assets	**$ 87,031**	$ 107,332
Liabilities and partners' capital		
Liabilities:		
Accounts payable and accrued liabilities	**$ 7,862**	$ 7,446
Due to affiliates	**221**	347
Accrued salaries and related expenses	**867**	6,209
Total liabilities	**8,950**	14,002
Partners' capital:		
General partner	**781**	934
Limited partners	**77,300**	92,396
Total partners' capital	**78,081**	93,330
Total liabilities and partners' capital	**$ 87,031**	$ 107,332

See accompanying notes.

Delaware Distributors, L.P.

Statements of Operations

	Year ended December 31,	
	2001	2000
	(In thousands)	
Revenues		
Administrative fees	**$ 12,000**	$ 64,891
Commissions	**7,070**	19,928
Investment and other income	**676**	607
Realized loss on deferred dealer commissions	**(2,136)**	(100)
Total revenues	**17,610**	85,326
Expenses		
Salaries and related expenses	**2,806**	29,661
Amortization	**27,745**	27,392
Selling, general, and administrative	**2,308**	9,302
Total expenses	**32,859**	66,355
Net (loss) income	**$ (15,249)**	$ 18,971

See accompanying notes.

Delaware Distributors, L.P.

Statements of Changes in Partners' Capital

(Dollars in thousands)

	Delaware Distributors, Inc. (General Partner)	Delaware Investment Advisers Series (Limited Partner)	Delaware Capital Management, Inc. (Limited Partner)	Total
Percentage interest per partnership agreement	**1%**	**98%**	**1%**	**100%**
Balances as of December 31, 1999	$ 714	$69,931	$ 714	$71,359
Contribution by partners	30	2,940	30	3,000
Net income for the year ended December 31, 2000	190	18,591	190	18,971
Balances as of December 31, 2000	934	91,462	934	93,330
Net loss for the year ended December 31, 2001	**(153)**	**(14,943)**	**(153)**	**(15,249)**
Balances as of December 31, 2001	**$ 781**	**$76,519**	**$ 781**	**$78,081**

See accompanying notes.

Delaware Distributors, L.P.

Statements of Cash Flows

	Year ended December 31,	
	2001	**2000**
	(In thousands)	
Cash flows from operating activities		
Net (loss) income	**$ (15,249)**	$ 18,971
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:		
Amortization	**27,745**	27,392
Realized loss on deferred dealer commissions	**2,136**	100
Change in assets and liabilities:		
Due from affiliated mutual funds	**236**	(133)
Prepaid expenses and other current assets	**1,251**	(333)
Deferred dealer commissions	**(17,125)**	(45,148)
Due to/due from affiliates, net	**183**	(1,193)
Accrued salaries and related expenses	**(5,342)**	1,048
Accounts payable and accrued liabilities	**416**	2,197
Net cash (used in) provided by operating activities	**(5,749)**	2,901
Cash flows from financing activities		
Capital contributions	**–**	3,000
Net cash provided by financing activities	**–**	3,000
Net (decrease) increase in cash and cash equivalents	**(5,749)**	5,901
Cash and cash equivalents at beginning of year	**19,429**	13,528
Cash and cash equivalents at end of year	**$ 13,680**	$ 19,429

See accompanying notes.

Delaware Distributors, L.P.

Notes to Financial Statements

December 31, 2001

(Dollars In thousands)

1. Business

Delaware Distributors, L.P. (the Partnership) is a registered broker-dealer and is the national distributor for the Delaware Investments Family of Funds (the Delaware Funds). The partners are Delaware Distributors, Inc. (1% General Partner), Delaware Investment Advisers Series of Delaware Management Business Trust (98% Limited Partner), and Delaware Capital Management, Inc. (1% Limited Partner), all of which are indirect wholly-owned subsidiaries of Delaware Management Holdings, Inc. (Holdings). Holdings, an indirect wholly-owned subsidiary of Lincoln National Corporation (Lincoln National), views the Partnership as an integral part of its investment management strategy.

2. Significant Accounting Policies

Deferred Dealer Commissions

Sales commissions paid to dealers in connection with the sale of shares of open-end Delaware Funds sold without a front-end sales charge are capitalized and amortized over a period, which approximates the period of time during which deferred dealer commissions are expected to be recovered from distribution plan (12b-1) payments received from the applicable Delaware Funds and contingent deferred sales charges received from shareholders upon the redemption of their shares. Amortization of deferred dealer commissions includes contingent deferred sales charges. Realized gains and losses on deferred dealer commissions are determined based on the difference between the contingent deferred sales charge and the applicable carrying value.

Cash and Cash Equivalents

Cash and cash equivalents includes demand deposits and money market accounts in banks and other financial institutions and money market mutual funds.

(Dollars in thousands)

2. Significant Accounting Policies (continued)

Taxes

Under the provisions of the Internal Revenue Code and applicable state and local tax regulations, the taxable income or loss of the Partnership is reported in the tax returns of the partners in accordance with the terms of the partnership agreement. Accordingly, no provision has been made in the accompanying financial statements for federal, state, or local taxes.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Selling, General, and Administrative Expenses

Selling, general, and administrative expenses are reflected net of 12b-1 plan payments received from the applicable Delaware Funds of approximately $47,100 and $54,500 for the years ended December 31, 2001 and 2000, respectively.

Reclassifications

Certain reclassifications have been made in the prior year financial statements to conform to the current year presentation.

(Dollars in thousands)

3. Net Capital Requirements

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. The Partnership's net capital, required net capital, and ratio of aggregate indebtedness to net capital were as follows:

	December 31,	
	2001	**2000**
Net capital	**$ 4,517**	$ 5,139
Required net capital	**$ 597**	$ 934
Ratio of aggregate indebtedness to net capital	**1.98 to 1**	2.72 to 1

4. Employee Benefit Plans

Effective April 1, 2001, the Partnership participates in a defined contribution money purchase plan (the "Plan") sponsored by Holdings. The Partnership makes annual contributions to the Plan equal to 7.5% of a participant's eligible compensation, subject to Internal Revenue Service limitations. Prior to April 1, 2001, the Plan was structured as a profit-sharing plan, whereby the annual contribution was made on a discretionary basis. Expense related to the Plan totaled $149 and $2,325 in 2001 and 2000, respectively.

Effective April 1, 2001, the Partnership began participating in a 401(k) plan sponsored by Lincoln National. The Partnership makes matching contributions to the plan that are equal to a participant's pre-tax contribution, up to 6% of his or her eligible compensation, multiplied by a percentage, ranging from 50% to 150%, which varies according to certain incentive criteria as determined by Lincoln National's Board of Directors. Expense related to the 401(k) plan totaled $54 in 2001.

(Dollars in thousands)

5. Related Party Transactions

Administrative fees are received from affiliates.

Commissions income is comprised of net sales charges retained or paid by the Partnership relating to purchases and redemptions of shares of open-end Delaware Funds and other affiliated mutual funds and related products. Included are collections of deferred sales charges of $7,700 and $9,900 for the years ended December 31, 2001 and 2000, respectively, and commissions on sales of a variable annuity product offered by Lincoln National of $7,000 for the year ended December 31, 2000.

Effective January 1, 2001, the Partnership entered into an agreement with Lincoln Financial Distributors (LFD), an indirect, wholly-owned subsidiary of Lincoln National, under which the Partnership engaged LFD to promote the sale of Delaware Funds through broker/dealers, financial advisors and other financial intermediaries. In conjunction with this agreement, certain sales and administrative personnel employed by the Partnership became employees of LFD. Included in selling, general, and administrative expenses in 2001 are charges of $10,800 related to the services provided under this agreement. In addition, LFD became the distributor for the variable annuity products offered by Lincoln National which were previously distributed by the Partnership.

In addition, the Partnership was charged selling, general, and administrative expenses of approximately $4,900 and $10,300 by affiliates for the years ended December 31, 2001 and 2000, respectively.

Supplementary Information

Delaware Distributors, L.P.

Schedule I—Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

(Dollars in thousands)

December 31, 2001

Net capital		
Total partnership capital	$	78,081
Deductions:		
Total nonallowable assets		73,351
Other security haircuts		213
Net capital	$	4,517
Aggregate indebtedness		
Items included in Statement of Financial Condition:		
Total liabilities	$	8,950
Total aggregate indebtedness	$	8,950
Computation of basic net capital requirement		
Minimum net capital required	$	597
Excess net capital	$	3,920
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	3,622
Ratio: Aggregate indebtedness to net capital		1.98 to 1
Reconciliation with Partnership's Computation (included in Part IIA of Form X-17a-5 as of December 31, 2001)		
Net capital, as reported in Partnership's Part IIA Focus Report (unaudited)	$	4,517
Net capital as calculated above		4,517
Difference	$	–

Delaware Distributors, L.P.

Schedule II—Computation for Determination of Reserve Requirements
and Information for Possession or Control Requirements
Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2001

The Partnership is not required to present the schedules "Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3" and "Information for Possession or Control Requirements Pursuant to Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3, under Section (k)(1) of the Rule.



Ernst & Young LLP
Two Commerce Square
Suite 4000
2001 Market Street
Philadelphia
Pennsylvania 19103-7096

Phone: (215) 448-5000
Fax: (215) 448-4069
www.ey.com

Exhibit I

Report of Independent Auditors on Internal Control Required by Rule 17a-5 of the Securities and Exchange Commission

To the Partners of
Delaware Distributors, L.P.

In planning and performing our audit of the financial statements and supplemental schedules of Delaware Distributors, L.P. (the Partnership), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices

and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the partners, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

January 22, 2002